Filed by Synovus Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FCB Financial Holdings, Inc.

SEC File No.: 001-36586

Filer’s SEC File No.: 001-10312

Date: July 24, 2018

This filing includes a transcript of an investor call that was held on Tuesday, July 24, 2018.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

S&P Global

Market Intelligence

Synovus Financial Corp. NYSE:SNV

FQ2 2018 Earnings Call Transcripts

Tuesday, July 24, 2018 12:30 PM GMT

S&P Global Market Intelligence Estimates

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Contents

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

Call Participants

EXECUTIVES

Kent S. Ellert

President, CEO & Director

Kessel D. Stelling

Chairman, President & CEO

Kevin J. Howard

Executive VP & Chief Credit Officer

Kevin S. Blair

Executive VP & CFO

Steve Adams

Senior Director, Investor Relations

& Corporate Development

ANALYSTS

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc.,

Research Division

Casey Haire

Jefferies LLC, Research Division

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Nancy Avans Bush

NAB Research, LLC, Research

Division

Tyler Stafford

Stephens Inc., Research Division

Christopher William Marinac

FIG Partners, LLC, Research

Division

Jacob F. Civiello

RBC Capital Markets, LLC,

Research Division

Jared David Wesley Shaw

Wells Fargo Securities, LLC,

Research Division

Jennifer Haskew Demba

SunTrust Robinson Humphrey,

Inc., Research Division

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

Presentation

Operator

Good morning, and welcome to the Synovus Second Quarter 2018 Earnings and Merger Announcement Call. [Operator Instructions] Please note, this event is being recorded. I would now like to turn the conference over to Steve Adams, Senior Director, Investor Relations. Please go ahead.

Steve Adams

Senior Director, Investor Relations & Corporate Development

Thank you. Good morning, everyone. During the call today, we will be referencing the slides and press release that are available within the Investor Relations section of our website, synovus.com.

Kessel Stelling, Chairman and Chief Executive Officer, will be our primary presenter today, with, our executive management team also available to answer your questions. We’re also joined this morning by Kent Ellert, President and Chief Executive Officer of FCB Holdings; as well as Matt Paluch, Senior Vice President and Director of Investor Relations. Kent will also be available this morning for Q&A along with Kessel during the merger announcement portion of our call.

Before we get started, I’ll remind you that our comments may include forward-looking statements. These statements are subject to risks and uncertainties, and the actual results could vary materially. We list these factors that might cause results to differ materially in our press release and in our SEC filings, which are available on our website.

We do not assume any obligation to update any forward-looking statements as a result of new information, early developments or otherwise, except as may be required by law. During the call, we’ll reference non-GAAP financial measures related to the company’s performance. You may see the reconciliation of these measures in the appendix to our presentation.

Certain subject matter discussed in this call will be addressed in a joint proxy statement and prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants and a solicitation of shareholders of Synovus and FCB, in connection with the proposed transaction, will be set forth in the joint proxy statement and prospectus when filed with the SEC.

[Operator Instructions] I’ll also mention that our presentation this morning does include slides related to both second quarter earnings for Synovus as well as the merger with FCB, which we announced earlier today. Earnings-related slides are contained in Slides 1 through 30 in your presentation, while the merger announcement slides are covered in 31 through 50 of the webcast.

At this time, I’ll now turn the call over to Kessel Stelling.

Kessel D. Stelling

Chairman, President & CEO

Well, thank you, Steve, and good morning to everyone. Welcome to our second quarter earnings call.

As you’ve seen from our second press release, we’re also very excited to announce today the signing of a definitive merger agreement to acquire FCB Financial Holdings, Inc. I’ll spend time this morning providing more detail on our strong second quarter results as well as sharing the compelling strategic and financial benefit from the combination of Synovus and FCB.

I’m joined this morning by our Synovus senior leadership team, and as Steve mentioned, Kent Ellert, CEO of FCB Financial Holdings; and Matt Paluch, Senior Vice President and Director of Investor Relations for FCB, are also with us today, and you’ll have a chance to hear from them later this morning.

But first, let’s talk about this quarter’s earnings, and I’m going to start in the earnings deck on Slide 3, which provides a summary of our second quarter results. Diluted EPS was $0.91 for the quarter. On an

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

adjusted basis, diluted EPS was $0.92, up 7.8% from the previous quarter and up 52.6% from the same period a year ago. The second quarter results were driven by continued expansion of our net interest margin, solid fee income growth as well as a lower effective tax rate.

Return on average assets was 1.42% on a reported basis. On an adjusted basis, return on average assets was 1.43%, up 7 basis points sequentially and up 42 basis points from a year ago.

Our total revenues increased 12.3% versus the second quarter last year while adjusted expenses increased 5.9% year-over-year. Continued positive operating leverage has resulted in a further reduction in the adjusted efficiency ratio with second quarter declining to 56.41%.

On the balance sheet side, average loans for the quarter increased $596 million or 2.4% versus a year ago, and average deposits grew $1.28 billion or 5.1% versus a year ago. We continue to see a stable credit environment with the nonperforming assets ratio at 0.50%, a 3 basis point improvement from the previous quarter and a 23 basis point improvement from a year ago.

Lastly, in terms of capital management and returns, we continue to see improvement in overall capital efficiency with an adjusted ROE of 15.59%, up 510 basis points from a year ago. Adjusted return on average tangible common equity improved to 15.97%, up 522 basis points from a year ago.

Moving to Slide 4. You’ll see total loans of $25.13 billion grew $251 million sequentially or 4% annualized. Compared to this time a year ago, total loans grew $703.5 million or 2.9%. Growth for the quarter was anchored by consumer loans, up $268 million as well as $174 million of growth in the C&I portfolio. Consumer growth was generated from our third-party partnerships and our portfolio mortgage product. C&I growth was broad based across premium finance, small business and senior housing.

We continue to see a reduction in the CRE portfolio, down $192 million for the quarter. Pay-offs were made at an elevated levels, and we’ve seen the competitive landscape continue to intensify throughout the year. Nevertheless, our teams are maintaining their discipline in achieving a risk-return balance that we feel is appropriate given our risk appetite.

Moving to Slide 5 and deposits. Total average deposits of $26.27 billion increased $480 million sequentially and have increased $1.28 billion or 5.1% versus a year ago. Average core deposits increased $509 million versus the first quarter of 2018, with strong growth in noninterest-bearing deposits up $148 million as well as $144 million of growth in time deposits.

Given the solid growth in core deposits for the quarter, we reduced the overall level of broker deposits, declining $30 million. And we continue to be pleased with our growth in customer deposits while enhancing the overall mix. At the same time, our focus on pricing discipline has allowed us to do so while minimizing our cost of funds.

Moving to Slide 6. Our net interest income, up $284.6 million, increasing $10.3 million or 3.8% versus the previous quarter. Compared to the same period a year ago, net interest income increased $34 million or 13.3%. The net interest margin for the quarter is 3.86%, up 8 basis points from the previous quarter and up 35 basis points from a year ago.

The improvement for the quarter was driven by an 18 point — 18 basis point increase in loan yields due to the March and June short-term rate increases as well as a positive shift in mix. Partially offsetting the yield enhancement, the effective cost of funds increased 8 basis points sequentially to 61 basis points as the cost of interest-bearing deposits increased 11 basis points this quarter.

Asset deposit betas increased this quarter relative to previous quarters at 67% and 41%, respectively. The interest-bearing core deposit beta for the quarter is inflated by roughly 8% due to our strategic shift to accelerating growth in time deposits.

Turning to Slide 7 and fee income. Total noninterest income for the quarter was $73 million, up $6.3 million versus the prior quarter and up $4.7 million versus the same period a year ago. First quarter of 2018 and the second quarter of 2017 include the impact from net decreases in the fair value of private equity investments of $3.1 million and $1.4 million, respectively. Additionally, the second quarter of 2018 includes net investment securities losses of $1.3 million.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

Adjusted noninterest income of $74.7 million increased $4.6 million versus the prior quarter and $4.7 million or 6.7% versus the same period a year ago. For the quarter, we experienced growth across multiple areas of categories. Most notably, our investments in the brokerage and asset management businesses continued to yield strong growth, with fiduciary asset management, brokerage and insurance revenues of $25 million, increasing $1.5 million or 6.1% sequentially and $4 million or 19.1% versus the same period a year ago.

Turning to Slide 8. Noninterest expense of $204 million increased $8.9 million or 4.5% sequentially and increased 6.4% versus the same period a year ago. The current quarter includes a $2.3 million expense for a valuation adjustment to the Visa derivative, partially offset by a $1.4 million benefit from the recovery of a previous litigation settlement expense.

Adjusted noninterest expense of $202.7 million increased $4.9 million or 2.5% sequentially and increased $11.3 million or 5.9% from a year ago. Growth in expenses for the quarter was driven by continued investments in technology, expenditures related to our unified brand program and credit expenses as first quarter 2018 had a sizable recovery.

We remain very disciplined in managing our expense base with investments focused on enhancing the customer experience as well as revenue generation. Moreover, the ability to continue to deliver positive operating leverage has driven our adjusted efficiency ratio below 57% at 56.41%.

On Slide 9, you’ll see that our loan portfolio continues to perform well. On the first graph, you’ll see a reduction in both the NPL and NPA ratios. The NPA ratio decreased 3 basis points sequentially to 50 basis points and decreased by 23 basis points versus a year ago. The NPL ratio decreased by 1 basis point sequentially to 47 basis points and decreased by 18 basis points from a year ago. We’re very pleased the past dues remained at low levels, ending the quarter at 22 basis points.

Net charge-offs for the quarter were $17.8 million or 29 basis points annualized, up from $4.3 million or 7 basis points annualized in the first quarter of ‘18 and $15.7 million or 26 basis points annualized in the second quarter of ‘17. The increase in charge-offs in the second quarter was primarily related to timing. Through the second quarter, our year-to-date charge-offs are 18 basis points, which is well within our guidance of 15 to 25 basis points, and we expect to end the year within that range.

The allowance for loan losses decreased 4 basis points to 1% sequentially, which represents a $6 million decrease. The decrease is primarily due to the charge-off of specific reserves placed on 2 credits in the first quarter. Compared to a year ago, the allowance is up $3.6 million while the ratio is down by 2 basis points. Coverage ratios remained strong and have increased from a year ago as the reserve covers NPLs at 2.15% or 263% if you exclude the impaired loans for which the expected loss has been charged off.

Moving to Slide 10 and capital. Our capital ratios remained strong and continue to be well above regulatory requirements. Regulatory capital has benefited from earnings growth as well as from the $200 million preferred stock issuance during the quarter.

I want to walk through that issuance. On June 21, we completed the public offering of $200 million of Series D Preferred Stock. The offering generated net proceeds of $195 million, which will largely be used to fund the redemption of all our outstanding shares of Series C Preferred Stock. The redemption of Series C will be completed in August and will require the accelerated recognition of the original underwriting discount totaling $4.1 million as well as payment of the $2.6 million preferred dividend.

The extinguishment loss of $4.1 million will be recognized through equity in a manner similar to the treatment dividends paid to preferred stock. As set forth in the prospectus for our recent Series D preferred offering, we expect the board to declare a dividend in September of $3.2 million. Following the redemption of Series C, Tier 1 and total risk-based capital ratios should return to previous levels.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

Additionally, during the quarter, our capital actions included the repurchase of $50 million in common stock, bringing our year-to-date repurchases to $76.8 million. Compared to a year ago, we’ve reduced our total share count by 3.8 million shares or 3.1%.

On Slide 11, just comment briefly on our original 2018 guidance for key financial metrics along with our year-to-date results. From a balance sheet perspective, we’re all on track for delivering our safe deposit growth guidance. But our average loan growth guidance of 4% to 6% will be somewhat under pressure due to a slower-than-expected start earlier this year. We still believe we’ll achieve 4.6% (sic) [ 4% to 6% ] growth for the year on a period end basis. We’ve seen stronger sales and pipeline momentum this past quarter and expect that to continue in the upcoming quarters.

Revenue has been strong in the first half of 2018. Given the current interest rate environment as well as our expectations around pricing and balance sheet growth, we feel confident that net interest income growth for the year will fall within the top end of our guidance.

We renewed our expectations that total noninterest expense will increase between 0 to 3% for the year if we continue to invest in revenue-producing opportunities while continuing to have a keen focus on efficiency and productivity. However, given the execution of our tax credit initiative, we now expect our effective tax rate may be actually at or below the stated range.

We do not foresee significant changes in the credit environment or underlying quality with NPLs. NPA is expected to remain relatively flat for the year. We maintain an expectation for net charge-off ratio in the range of 15 to 25 basis points as recoveries continue to moderate. We also continue to expect loan loss reserve ratio will remain above 1%.

As announced at the beginning of the year, we have authorization for up to $150 million of share repurchases in 2018. The size and timing of future [ quarter ] repurchases will continue to be situational and dependent primarily on the level of organic business growth and market conditions. However, we do intend to execute open market share repurchases associated with our current authorization before the beginning of the proxy solicitation in connection with the shareholder vote related to the proposed merger with FCB Financial Holdings and may repurchase additional shares after the vote.

So before I transition to our discussion just surrounding the definitive merger agreement with Florida Community Bank, I want to take just a brief moment to thank our Synovus team for all you do every day to meet and exceed our customers’ expectations. Our people are really the difference, and the way you deliver value to our customers directly impacts our financial results. Having recently completed our unified brand initiative and again being recognized as one of the most reputable banks in the industry, I’ve never been more confident in our future and our team’s ability to win.

The landscape is no doubt competitive, and we feel the pressure every single day to raise the bar on growth, profitability and efficiency. We’re committed to becoming more agile and encouraging our team to operate with an innovative and continuous improvement mindset so we can deliver an even better, value-added customer experience.

Now let me transition to the second deck that we have provided. As mentioned earlier, we’re delighted to be joined this morning by Kent Ellert, President and CEO of FCB Financial Holdings, a holding company and parent of Florida Community Bank. Today, Synovus and FCB Financial Holdings are announcing an agreement for Synovus to acquire FCB Holdings for $2.9 billion in Synovus shares.

Our company has been in Florida for more than 3 decades, and we’ve been following FCB for many years and have long admired their business performance. I’ve spent time with Kent earlier this year and really like his business philosophy, his culture and his outlook.

As the senior management teams of the 2 companies spend more and more time getting to know each other, we realized a lot of similarities between our companies and our approach to community-based relationship banking. Over the extensive due diligence process, our views were further reinforced as we found a similar risk management culture, a focus on communities, conservative credit and several complementary capabilities that could make us stronger together.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

We believe this agreement is an unparalleled opportunity for Synovus to combine with the #1 Florida-headquartered, Florida-focused community bank with a very strong presence in South Florida, the fastest-growing market in the country’s fourth-largest state. It significantly increases Florida’s contribution to our overall business by extending our footprint in a state where, again, we’ve operated for more than 30 years and already have a presence in Jacksonville, Orlando, the Panhandle and the state’s West Coast.

It unites 2 companies with similar cultures and values and complementary customer-focused, community-based approaches to banking. Critically, this agreement is consistent with our commitment that any acquisition have a strong strategic rationale, which this clearly does, while providing compelling financial returns and minimal impact to tangible book value dilution.

We’ll begin the discussion on Slide 1. Simply put, the merger of Synovus and Florida Community Bank creates a stronger company with elevated growth and meaningful value creation. It makes us the #1 mid-cap bank headquartered in Southeast through the addition of high-performing senior leaders and producers and the ability to leverage existing investments across a broader footprint.

Pro forma deposits from the combined company total $36 billion. The combination with FCB also elevates our growth profile through the addition of a high-quality, high-growth bank and one that is meaningfully outperforming industry growth in the state and taking market share.

It elevates our growth profile through the addition of complementary products and capabilities and by strengthening our Florida footprint, which now becomes 1/3 of our pro forma franchise. The merger enhances profitability and returns. It reduces our risk profile by diversifying our geographic footprint, and it’s neutral to our capital position with no expected impacts on our forward capital distribution plans.

FCB is a very special company in a great market. It has a strong credit book with minimal charge-offs, a strong presence in the fastest-growing market in the country’s fourth-largest state and a team of experienced, empowered, exceptional community-focused bankers.

We’re delighted that Kent will play a key role as a member of the Synovus senior team and leader of our Florida operations. Kent and I have been very focused on the cultural fit of the 2 franchise, and more importantly than he and I, our respective senior teams are very excited about the opportunities that will result from bringing our firms together and have spent much time together.

This transaction is well structured, and it’s a perfect fit for both companies. It’s low risk. It’s consistent with the criteria we’ve established for an acquisition, which include a compelling strategic rationale, mid-to high single-digit EPS accretion and an earn-back period of less than 3 years.

Now I’d like to turn the call over to Kevin Blair to walk through the transaction’s summary and other details.

Kevin S. Blair

Executive VP & CFO

Thank you, Kessel. I’ll start my comments on Slide 2, which provides a summary of the proposed transaction.

This is 100% stock transaction with a fixed exchange ratio of 1.055 Synovus shares for every FCB share. It translates then to an aggregate consideration of $2.9 billion or $58.15 per share based on yesterday’s closing price, with current FCB shareholders owning approximately 30% of the combined company.

The offer price represents a 13.5x multiple on 2019 estimated EPS and a 2.3x multiple on tangible book value per share. As Kessel has addressed, FCB Financial Holdings President and CEO, Kent Ellert, will be the Executive Vice President of Synovus Financial and Florida Market President.

In addition, we have retention plans and packages in place to ensure that we retain other key FCB leaders. The Synovus Board of Directors will not change as a result of this transaction at this time. Following the customary regulatory and shareholder approvals, we will be targeting a transaction close by first quarter 2019.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

Turning to Slide 3. I want to focus on the quality of the Florida Community Bank franchise. FCB is the largest Florida-headquartered, Florida-focused bank and serves as the primary bank for many of Florida’s top companies. Kent and his team have developed an exceptional banking franchise with a strong sales culture. As a result, FCB is delivering high-quality organic loan and deposit growth, averaging over 20% for the last several years.

Through a relationship-oriented approach delivered by a seasoned team of Florida bankers, FCB has rapidly gained relationships and market share amongst the top markets throughout the State of Florida. [ Utilizing ] the historical view for the combined companies, for 2015 through second quarter of 2018, Synovus’ overall loan and deposit growth was increased 400 basis points from mid-single digits to high single digits.

As important, FCB’s outsized levels of growth have been disciplined, with exceptionally low losses and solid credit quality metrics across all asset classes. Given this distinctive level of performance, FCB continues to receive many accolades and recognition, including Forbes #8 Best Bank in America and BankDirector’s #6 Best Mid-Cap Bank in the U.S.

Moving to Slide 4. This proposed merger creates a stronger company. First, it adds high-performing bankers with deep local market experience. This is a strong team of proven bankers with a long and successful track record of generating organic growth. The FCB approach is balanced, with a focus on both loan and deposit generation.

Together, the commercial and retail branch team members are driving the enhanced core deposit strategy, and their efforts are paying dividends, with overall demand deposit production increasing rapidly in 2018 and becoming a core tenet of the operating model. The addition of FCB’s talent to our existing Florida franchise will make us a stronger company.

Second, the merger builds on Synovus’ 30-plus year history in Florida by expanding our footprint into 4 of the state’s top 10 markets where Synovus previously had no presence: Miami, Daytona Beach, Port St. Lucie and Palm Beach. As a result, Florida will now comprise more than 1/3 of the pro forma franchise, with 98 branch locations and an overall market share of 2% in one of the fastest-growing states in the United States. The enhanced footprint will also make us a stronger company.

Third, the combination of our 2 companies provides needed economies of scale for our technology, marketing and product offerings. Although size in and of itself is not a differentiator, the larger revenue base of the pro forma company provides the opportunity to augment spending in the ever-changing and evolving digital space as well as other core technology investments. In addition, the ability to leverage our robust product suite across a larger customer base will enhance the opportunity to deepen our share of wallet and to improve the overall customer experience. Therefore, scale will help us become a stronger company.

Moving to Page 5 and continuing with the theme. As Kessel mentioned, the combination of Synovus and FCB creates the #1 mid-cap bank headquartered in the Southeast. Given the growth dynamics of the Southeast and our unique value proposition, we feel very well positioned to continue to gain market share while enhancing overall returns. As seen in the map on this page, the physical presence of the combined company, consisting of 300 branch locations, provides a solid coverage across our 5-state footprint.

More specifically, Florida, with $13 billion in aggregate deposits, will now represent our second-largest state behind Georgia, with the pro forma company becoming the sixth largest regional bank in the state of Florida.

Moving to Slide 6. The second key tenet of the merger is an elevated growth profile. Let’s first discuss the market itself. Florida is the largest economy in the Southeast and the fourth-largest state in the U.S. Florida also has 2x the number of businesses and operations than the next highest state. Florida also remains one of the fastest-growing states in both population and income. And with the combination of FCB, Synovus will significantly increase its positioning to capture a greater share of the underlying geographic growth.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

South Florida, in particular, is a great opportunity for our company. Miami is the #1 market in the Southeast by population, with 11.3% growth since 2010. This is twice the national average. In addition, when evaluating the growth opportunity from a deposit standpoint, Miami stands out in terms of absolute dollar growth, with approximately $50 billion in growth since 2012, higher than any other MSA in the Southeast. The confluence of population growth, favorable economic climate and diverse economy presents a tremendous opportunity for our company.

I want to emphasize though that the Florida story is not just about a rising tide lifting all boats. Florida is a hypercompetitive banking market, and FCB has been highly successful in generating outsized growth in the geographies where it has a presence, outpacing market growth in the state’s top 5 MSAs. Simply stated, the FCB footprint is accretive to the existing Synovus footprint, and it creates an elevated growth profile for the combined company.

Another way this transaction expands our growth profile on Page 7 is by expanding and enhancing our products, capabilities and scale. Although the transaction metrics do not consider revenue synergies, we believe the opportunities are significant.

From a commercial banking perspective, both Synovus and FCB have had a robust sales execution model. As the organizations align, there will be opportunities to cross-pollinate specific products as well as industry vertical expertise. Both parties possess unique solutions and expertise, which will be additive as they were expanded across the larger footprint. With a larger balance sheet capacity and stronger commercial banking products, we will be able to deepen customer relationships and drive higher revenues.

On the retail side, we expect to contribute to the ongoing efforts and the improvement of FCB’s deposit profile by focusing on demand deposits and core transactional accounts, which will lead to a relatively lower overall funding cost over time. In addition, the expansion of consumer and small business lending products into the FCB branch network will provide new sources of growth and opportunity to continue to drive our margin expansion.

We also have an opportunity for incremental fee income in both retail and commercial. FCB currently generates less than 10% of its revenues from fee income while Synovus is at a much higher level. We expect to derive new sources of revenue through the delivery of wealth management products and solutions, particularly given the wealth demographics and the markets in which FCB operates as well as their existing customer base. Through enhanced products and capabilities, Synovus will build an elevated growth profile.

Ultimately, this merger is about creating meaningful and sustained value for our shareholders. I’ll provide an overview of the financial benefits and the key assumptions in the next 3 slides, beginning on Page 8.

We believe the financial metrics of this transaction are compelling, with mid- to high single-digit accretion from both a GAAP and a cash basis. The transaction also provides a robust lift to returns as ROTCE increases by 160 basis points to over 17% while maintaining stable levels of capital. It also delivers an IRR that is well above our cost of capital and higher than alternative returns provided through normal common share repurchases. The combination of the companies also improves our overall risk profile through diversification, both from a geographic and business mix perspective.

Moving to Slide 9. Given the comprehensive due diligence process as well as the conservative modeling assumptions, we believe this to be a low-risk transaction. We’ve completed a comprehensive due diligence review of all the key risk types over an extended period of time. We’ve had full engagement of executive management and deployed a dedicated 80-member due diligence team with validations provided by third-party advisers.

We are very comfortable with FCB’s loan portfolio and the underlying credit profile from an underwriting, documentation and monitoring perspective. Moreover, FCB’s overall risk appetite and framework fully met our expectations from a compliance and governance standpoint. We expect an efficient integration process as we are on common core systems.

We also benefit from the invaluable experience we’ve gained during our 28-bank operating platform transitions, our unified brand initiative as well as the Global One and Cabela’s transactions completed in 2016 and ‘17, respectively. We also believe this integration will be smoother as we are partnering with a company with the extensive integration experience.

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Another mitigating factor for transaction risk in this merger is the conservative approach we’ve taken in the key transaction and modeling assumptions. In general, we use street consensus’ estimates for purposes of earning accretion as well as tangible book value dilution impacts for both companies. We validated these assumptions by completing detailed bottoms-up financial forecasts. We obviously view this opportunity as a market expansion rather than a cost synergy transaction.

As such, we estimate cost synergies of $40 million, which represents only 26% of FCB’s current operating expenses. This estimate was also completed using a line-by-line bottoms-up analysis of personnel and operating expenses.

The credit mark totals $105 million pretax and represents 1.1% of loans outstanding. The loan and liability rate marks are moderate and will accrete over a 4- and 3-year period, respectively.

We have estimated $105 million for upfront restructuring charges. For modeling purposes, this expense has been included in our dilution calculation at close, again providing conservative assumptions in the modeling of the impact to tangible book value dilution. Lastly, the core deposit intangible is estimated at 1.75% and will be amortized over 10 years.

Moving on to Page 10. Let me touch on the [ probably ] key note of the transaction and the key deal metrics. As previously mentioned, we believe this is a well-structured transaction with a price to forward earnings [indiscernible] and a price to tangible book value of 2.3x, both of which are lower than the median of precedent deals announced over the last 1.5 years.

Looking at our growth synergies, we project GAAP EPS accretion of $0.28 in 2020 with cash EPS accretion of $0.36, representing growth of 6.5% and 8.4%, respectively. The transaction dilutes our tangible book value per share by $0.80 or 3.3%.

On a dynamic basis, we expect earn-back to our forward tangible book value per share in slightly under 2 years. While utilizing a static approach, the earn-back is still within 3 years on both a GAAP and cash basis. The tangible book value dilution is understated slightly due to the rollover of existing FCB options and warrants into Synovus options and warrants versus stock, thereby lowering the basic share count.

With that, let me turn it back over to Kessel for our closing comments.

Kessel D. Stelling

Chairman, President & CEO

Well, thank you, Kevin. I know we covered a lot, and I just want to take you to Slide 11 for some summary observations, most of which you probably heard, but let me close with these observations before we go to Q&A.

We strongly believe this merger is a strategically compelling transaction that will create a stronger company, elevated growth and meaningful long-term value for both shareholders and customers of Synovus and FCB. It’s a well-structured, low-risk transaction that is totally consistent with our M&A criteria, which include a compelling strategic rationale, mid- to high single-digit EPS accretion and an earn-back of less than 3 years.

By coincidence, the [indiscernible] of this transaction [ arrives ] exactly 5 years after another momentous event for Synovus, our exit from TARP on July 26, 2013. Most people in this call are well aware of the energy our team has invested in rebuilding this company from TARP consolidation to return to profitability to exiting TARP to ultimately increasing capital returns to our shareholder base.

Every day for the last 5 years, this team has been working to make Synovus stronger; to improve our service to customers and communities; to enhance and increase our products, services and capabilities; to restore confidence, credibility with investors, regulators, team members and other key stakeholders; and to find new opportunities to create long-term value.

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By the way, Kent and his team have done much the same at FCB. This transaction is the next logical step in the transformation of our company. It’s the result of discipline and patience, and it’s a strong step toward the future.

Now we’re happy to take any questions, both on our earnings presentation or this combination. Again, we won’t take questions about FCB’s second quarter release. Those are available via press release. I and Kevin Howard and Kevin Blair will take questions again on the results and on the merger, and we’ll also ask Kent to comment at the appropriate time.

[Operator Instructions] We will stay on the line longer than normal given the amount of information we’re sharing, so we’ll ask for your patience. As you ask your questions, it will be our — do our best to be efficient with our answers.

So now, operator, I’d like to turn it back to you for questions.

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Question and Answer

Operator

[Operator Instructions] The first question comes from Jennifer Demba of SunTrust.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

My 2 questions are this: first, Kessel and Kevin, do you see any opportunity to have better than 26% cost savings out of FCB over the next couple of years? And then second, are you still comfortable with your previous guidance of a stand-alone company earnings per share CAGR of 20% through 2020?

Kessel D. Stelling

Chairman, President & CEO

Yes, Jennifer. Let me take a crack, and Kevin can follow up. Yes, we do see an opportunity in better than 26%. But just as a reminder, this was not about a cost play. It was about a great combination with growth opportunities and revenue synergies. So the 26% was not based on any deal precedent. It wasn’t based on other comparable transactions. It was truly built on a bottoms-up forecast that involved members of the Synovus senior team and the members of the FCB senior team. So we’ll look for efficiencies in the typical backroom functions. But there are no obviously cuts planned at any of the revenue areas. And in fact, we really like the way that the FCB team is expanding and growing in their market. So yes, over time, the commitment from both teams is to continue to look for ways to make this transaction better than announced today. That’s our goal. But we want to make sure that our assumptions were very conservative in nature and again built from bottoms up. I think the second question was about on earnings over time.

Kevin S. Blair

Executive VP & CFO

It was about the 3-year target, Jennifer. Our 20% CAGR target over the next 3 years as a stand-alone company, we’ll keep that. And at some point, we’ll update guidance as it relates to growth. But we felt like it would be a bit confusing to talk about a new growth number since our previous growth number was a 3-year CAGR. But yes, we’re reaffirming the ability to grow our core business 20% over that 3-year time frame.

Operator

The next question comes from Ken Zerbe of Morgan Stanley.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Great. I guess, first question for Kent, if that’s okay. I was hoping you could just talk about your, I guess, why you were willing to accept a lower price than where your stock’s currently trading. I get, on a combined basis, it creates value for the combined entity, but a lot of other banks have also done that but sold at a premium.

Kent S. Ellert

President, CEO & Director

Well, first of all, I think you may have done a good job of answering the question. From our standpoint, it’s really about finding the very best outcome for this platform and for our shareholders. And first of all, what I would tell you is that we didn’t enter into this opportunity for any particular reason of something going on with respect to our business model. The concept of quality, quantity and sustainability, which is a theme that FCB operates under, is doing very well. Externally, the Florida economy is extremely attractive. And we see a strong road map for growth. As you would note in our earnings release today, we continue to have very strong earnings highlighted by record core earnings per share, very strong efficiency and

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margin expansion. But even with that, we continue to look externally for what is the best course of action to take our company to the next level. And looking at the opportunity with Synovus, and it’s been well presented today by the management team, scale, synergy and fit are quite obvious to our team. And this is a process that we’ve taken months to uncover and to be quite confident in. When you look at the scale in this opportunity, the balance sheet of Synovus allows us to do more for the clients of FCB. When you look at the technology of Synovus, it allows us to better serve the clients of FCB. When you look at the deep product suite, it allows us to go deeper with the relationships we have with clients for FCB. And across their deep management team, they, quite frankly, have expertise that we don’t have and very much need at FCB. So we have the scale. And then you look at synergies, and the synergies can be fairly straightforward. You can take a look at the map, and you can say there are cost energies and revenue synergies. But think about market position. We spent the better part of 10 years building FCB in South Florida, and we do and are very proud of the robust business model that we’ve built and by the way, the team of seasoned bankers that have been on board during that entire duration. But then you look at the growth plans for FCB, and that’s what this is about. How do we go forward? And you look at I-4 corridor. And if you look at FCB, we’re 2 years into growing the I-4 corridor, which is the Sarasota, Tampa, across the Orlando market, and we’re $1.3 billion in deposits in that market. And I know what those teams have in front of them, 5 years of hard work to build a brand there then move market share away from the big banks. But in this combination, overnight, we’re over $3 billion in that marketplace. We go from 7 offices to 20 offices, a sales team that goes from 7 to 16. And guess what? The Synovus banner is well respected and strong, and that will give us an opportunity to move forward. What FCB brings to table can take 3 to 4 years out of the equation. So while we can refine the math to pennies, our view is this is a very, very attractive transaction strategically for the shareholder. And that will be realized over time as we do what we always do on both sides of this table, prove ourselves every day in the marketplace and make this an extremely successful combination.

Kessel D. Stelling

Chairman, President & CEO

And Ken, let me just add, because we’ve been very clear, we weren’t necessary looking to do an acquisition at this time. Our stand-alone prospects are great, as were FCB, steady growth, good credit environment, expanding margin. And we looked at a lot of targets over the last several years that just didn’t give us the revenue synergies because of the maybe lack of compatibility of people, of cultures or of asset classes that certain banks specialize in. In this combination, we really think FCB also brings a lot of expertise to us. They’ve got a great middle market platform in South and Southeastern Florida that really does allow us to leverage our footprint as well. So I think this is really one of those unique combinations. We always talk about 1 plus 1 is equal 3. Maybe it equals 4. But I think both teams see the ability to do more together with this transaction. I know I cut you off. You’ve got a second question.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

No, that’s — and then, yes, second question for Kevin. Right at the end, you mentioned that stated 3.3% tangible book value dilution was understated. If you adjust for the stock impact that you’ve mentioned, what is the sort of the other tangible book value dilution number?

Kevin S. Blair

Executive VP & CFO

Yes. So the way to think about that is when you try to [ back end at the ] share count, today, the combined tangible book value of the pro forma entity, we’re taking that against 166 million shares. They were roughly 2.3 million options and warrants. They’re going to roll over into options and warrants here at Synovus that are not being picked up in the basic share count. If you were to add that back, the $0.80 per share would go to $1.14. So it ends up being right around 4.5% dilution if that was included in the basic shares.

Operator

The next question comes from Brady Gailey of KBW.

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Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

So if you look at FCB, they’ve been growing 20%-plus organically for the last few years. Synovus has been kind of in that mid-single-digit level. Once you put these 2 companies together, what do you guys think will be kind of the new organic growth for the combined company?

Kessel D. Stelling

Chairman, President & CEO

Yes, I’m going to let Kevin talk about growth. But as you just stated, we like their growth platform. We like their markets. We like the scale we get in existing markets. We already perform better in markets like Tampa than we do in some of our less robust, more rural markets. So getting more scale in Florida, both in our existing markets and new markets, is great for us. So we like the markets. We like their platform. We like their expertise. And one of our directors very wisely said as we evaluated this opportunity, “Let’s go down there and mess up what they’re doing.” And again, Kevin Howard and his team of senior credit officers spent a lot of time in the Florida market not just looking at credits but spending time with the senior credit team there to make sure that our policies, our procedures, our appetite wouldn’t do anything to curb or inhibit the kind of growth we’ve seen from FCB historically. So Kevin, I’ll let you talk about maybe the go-forward look.

Kevin S. Blair

Executive VP & CFO

Yes. So I think, Brady, from looking at the history with FCB, you’ve obviously seen the number in the 20% range. Over time, as the portfolio grows and as — that build into the consensus forecast, we assume that, that growth rate will subside a bit. At the same time, we feel like from a Synovus standpoint, the mid-single-digit loan growth target is our long-term target. And so when you meld those 2 together, as the FCB portfolio starts to mature and the resulting growth is a little lower, we think we move the company from really being a mid-single-digit growth organization into a high single-digit loan growth organization. And one of the data points that I shared in the prepared remarks was if you just take a look at 2015 through second quarter 2018, by combining the organizations, it would have increased our growth rate by roughly 400 basis points. So I think that’s a good rule of thumb as we think about moving forward, seeing that mid-single-digit to high single-digit transition.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

All right. And then my second question is on the deposit side. And I know, Kevin, you talked about this a little bit. But I think FCB’s cost of interest-bearing deposits are about double what Synovus’ are. And I think I heard you say you’d work to kind of remix that. But maybe just talk about the effort there on the deposit side and how long you think it would take to remix FCB’s deposits towards something that look closer to the legacy Synovus deposit side.

Kevin S. Blair

Executive VP & CFO

Yes, Brady. That’s a great question. And I’ll tell you that FCB’s already doing the work for me. I mean, there’s a lot of work that’s being done today to transition their growth in deposits into noninterest-bearing deposits. The last several quarters, they continue to post over $200 million of noninterest-bearing growth. And that’s a core tenet to how we’re going to get the overall cost of funding down. We’ve got to make sure that we’re getting the lower-cost deposits when we make the loans and we’re able to generate a fulsome relationship. Now from our perspective, where we see some opportunities, obviously, this is a market that is rich in CDs. And so that’s part of the reason why the overall cost of funding is a little higher. But we think, as we talked about some of the revenue synergies of introducing some of our segment-based approaches into the FCB footprint, it’s going to drive new deposit opportunities. First and foremost, we think our small business lending platforms that we’ll be able to expand into Florida not only generate new loan assets, but they generate $3 of deposits for every $1 in loans. And so to be able to bring in those small business deposits through the network that’s already there will help to lower the cost. Number

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two, we also think that our mass affluent and our high net worth strategies that we’re rolling out in the Synovus footprint will play well with the deposit base in Florida. Today, not having a wealth management platform, many of those deposits are moving through brokerage house, are off balance sheet elsewhere. We think we’ll be able to bring them back on balance sheet. And then lastly, just having the ability to leverage our core deposit franchise in some of our rural markets, which have slightly lower deposit betas, we’ll be able to leverage that by taking those dollars and deploying those into the faster-paced growth markets that FCB’s in. So I think it’s a combination of what FCB is doing today, a couple tweaks to the model that we’ll be able to adjust, and lastly, leveraging our strong deposit base today to help fund their future growth.

Kessel D. Stelling

Chairman, President & CEO

And Brady, I’ll just add. Our retail teams collectively, on the FCB side and the Synovus side, are both excited about the opportunity that this brings the combined company. Kent’s leadership on the retail side, our leadership, Kent and I personally have been involved in meetings where we’ve talked about the ability to take the advancements we’ve done on the retail side, both from a product, from a service, from a sales management and leverage that with some scale. So I think our retail teams are very excited about the opportunity to go to market together.

Operator

The next question comes from Casey Haire of Jefferies.

Casey Haire

Jefferies LLC, Research Division

Wanted to follow up on that deposit question. I didn’t see it in the deck. But is there — what sort of deposit retention do you have baked into the model? And then similarly, on the asset side, see the bunch of deals in the Southeast where CRE runoff is a big headwind to the loan growth picture post close. Just wanted to see if you could share with us any assumptions you have given that it will be a decent-sized $8 billion CRE book post close.

Kevin S. Blair

Executive VP & CFO

Yes, Casey. I’ll take that. So from a deposit standpoint, we really have modeled minimal attrition. If you look at how we’ve developed the cost saves there, we’re only considering up to 2 branch closures. So this is not a deal that’s going to have a tremendous amount of consolidation and divestiture. So the overall deposit runoff will be minimal. We did obviously look at certain sensitivities around that number in conducting our financial analysis. But in general, we don’t feel like that’s a big risk. Also, on the CRE side, obviously, the combined portfolios were within regulatory levels as it relates to capital, so it doesn’t create any constraints for us. Obviously, Synovus and FCB both have some expertise in the real estate side. Obviously, as we look at the loan growth numbers, we also did the same thing that we did on deposits and we ran some sensitivities around growth. That growth scenario was included, some changes in production or additional attrition that would occur. So again, in that situation, we don’t think it’s anything material that would change the prospective forecast.

Casey Haire

Jefferies LLC, Research Division

Okay, understood. And just, I guess, switching to the revenue synergy, you guys sound pretty optimistic. I know FCB has [ underweight fees ] versus you guys. But is that where most of the opportunity lies? And any thoughts on quantifying what the opportunity might be?

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Kessel D. Stelling

Chairman, President & CEO

Casey, I don’t know that we’ve got a dollar [ that we’ll quantify today ]. And again, as we set the model, it doesn’t include a number there. But if you just look at how they — I mean, they are a strong middle market corporate real estate bank. Their fees are — their fee income is substantially less than ours. So certainly, on the brokerage side, there’s opportunity. On the trust side, there’s opportunity. Our family office is excited about the opportunities there. Our insurance teams are excited. Yes, they’ve got a good mortgage team. We’ve got a good mortgage team. We hope together, we’ll be even better. Small business is another great opportunity that we do very well with in our platform that we think just naturally overlays their branch footprint and their entire franchise. So I think it’s in a lot of different areas. There’s no one big bet that we have to make to make this work. It is a — it literally is a combination. I was asked the other day, “What are you running out?” There’s nothing to run out. We have such a similar appetite. Our policy lineup, our culture line up. So we don’t think there’s anything to run out. We just build on top of what they’re already doing very well. I think to your CRE question, Kevin Howard wanted to just add a little bit there. I know, Kevin, you looked deeply at that, and you might want to make a comment on the CRE.

Kevin J. Howard

Executive VP & Chief Credit Officer

Yes. Sure, Casey. There’s a good slide, I think it’s Slide 14 in appendix if you have them. But you can see, our balance sheets are pretty similar from a breakdown of C&I, consumer and real estate there, and their CRE mix is heavily on the cash flow side, income-producing properties versus the for sale as we are as well. For us, we do think part of our guidance of to be in 4% to 6% is that we think the CRE will start — will be flat second half of the year. It was obviously down the first half of the year. But just looking at that, we’ve struggled to grow in the CRE again. We’ve had a high velocity of payoffs. So I’m hoping that this gives us more footprint. They are good CRE lenders. We reviewed their CRE loans in detail. The policy is very compatible. 2 key regulatory guidances is the 100% of risk-based capital C and D and 300% risk-based capital CRE. We are both comfortably under there. There’s a lot of runway to grow CRE. And I think again, the combination gives us, like I mentioned, more footprint to grow CRE next year as we have — they are growing fairly balanced as we are too over the last year or so. So...

Operator

The next question comes from Jared Shaw of Wells Fargo Securities.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

Maybe just one question on the quarter and one on the deal. I guess, on the deal, did the Crapo Bill helped facilitate this? Is this something that you can think you could have done without that regulatory relief? Or did that help get the deal moving?

Kessel D. Stelling

Chairman, President & CEO

We just got it either way. We’re — I’ve said prior to this deal, there were probably no deals that I didn’t do because of the current regulatory outlooks. There’s nothing that would probably accelerate if we get some relief. This was just a deal that would have made sense before or after. And certainly, with a $50 billion cap moving that, that gives us some breathing room. But this was a compelling transaction, and the bill would not have altered my thinking there.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

Okay. And then on the results this quarter for Synovus, can you give a little color in what you’re seeing on the retail loan growth there? And is that something that we can expect to see continue at elevated levels?

Kevin J. Howard

Executive VP & Chief Credit Officer

Yes. This is Kevin Howard. I think so. And obviously, again, I’m talking back just to the Synovus side, but we’ve been pretty consistent, double-digit growth in the year. And we’ve had good broad-based growth in consumer. We grew at a really good quarter in our credit card, grew double digits there. Our partnership

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blend in. We continued there to grow. We’re in the mid-single-digit range there. We probably won’t grow that as much in the second half as we did the first half of the year. And the consumer, our mortgage company has been steady over the last several quarters and we expect good growth there. So yes, we do expect to be, as part of — our guidance is to be in that probably lower, probably closer in that 10% range on the overall consumer growth for the second half of the year.

Operator

The next question comes from Tyler Stafford of Stephens.

Tyler Stafford

Stephens Inc., Research Division

So my questions on the deal have already been addressed. So maybe just, Kevin, on the quarter. You guys maintained the 11% to 13% NI guidance despite the June hike. Can you just talk about that decision to not increase that? And then just any good proxy to think about on the margin expansion from here with rates.

Kevin S. Blair

Executive VP & CFO

Yes, Tyler. It’s a good question. We had a debate internally. Obviously, as we saw an increase in the deposit betas this quarter, looking out at September and trying to project what we think deposit betas will do for September will be the real determinant on whether we exceed our threshold or exceed our range or fall towards the upper end of that range. For the quarter, as you know, we saw 8 basis points of improvement. Part of that has to do with the fact that we were shifting mix on the asset side. And then on the deposit side, as Kessel mentioned, our deposit beta was 41% when you look at interest-bearing. But if you back out the impact of the shift to more CDs, it was really a 33% deposit beta. As we look out into September, we’re forecasting total betas to be right around 60%. So our 8 basis points we’ve got this quarter will fall somewhere to a range of 4 to 6 next quarter. And then as we look out into fourth quarter, not having a rate hike or the [ decision ] we’re having a higher beta, we think it could be 1 to 2 basis points in margin improvement. So all that said, we still think we’re going to get the benefits of the short-term rate hikes. We just think that the betas continue to increase the amount of expansion that we’ll have will be less.

Tyler Stafford

Stephens Inc., Research Division

Okay. And then just on the expenses for the quarter and the outlook. Kevin, you still expect to come in towards the bottom end of that 0 to 3% expense growth?

Kevin S. Blair

Executive VP & CFO

That’s correct, Tyler. I think there’s some things out there from a reported basis that will keep our expenses at that low end of that range.

Operator

The next question comes from Nancy Bush of NAB Research.

Nancy Avans Bush

NAB Research, LLC, Research Division

First, I have to give kudos to your investment bankers for keeping their mouths shut because I don’t think there was a peep about this one. Anyway, first one, Kessel, as you know, one of my pet areas is wealth management. And you’ve touched on this a couple of times before. Very competitive area for wealth management, family office, et cetera. Do you feel like you have the infrastructure in place and the people in place now to compete in that market? Or are you going to need to sort of upscale?

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Kessel D. Stelling

Chairman, President & CEO

Well, and Nancy, thank you for the comment on the investment bankers. Their egos don’t need any more stroking right now. So I’m just going to say, “Well — so might we need some more resources?” Yes. But I will say this. That area is performing very well for us. We’ve had great performance from our group in Augusta that’s been with us for, gosh, barely a year. Our new Nashville family office is [ floor reading ], we’re supporting that backroom out of our operations here. So even though this transaction didn’t include again revenue from the wealth management in the model, we have some tremendous opportunity. And I would be more than willing to add some backroom support if the opportunities in Florida are greater than we think or even as great as we think. So we’ve got a good platform. We’ve got the ability to scale it more. But I would love for Kent’s team to say we need more resources down here because of the opportunity [indiscernible] again in wealth, trust, brokerage, family office. But we’re seeing again good success in some of the investments we’ve made in current markets, supported by the platform we have here right now.

Nancy Avans Bush

NAB Research, LLC, Research Division

Right, okay. As you know, I mean, there are some very strong competitors there. I’m thinking Northern Trust, particularly. So my sense is that somewhere along the line, you’re going to have to add some folks and maybe just up the general game in doing that. But secondly, does FCB have any industry segment lending with which you are not already familiar or you’re not already in or vice versa? I mean, are there going to be sort of industry opportunities in the C&I book that you’re going to have there that you don’t have now?

Kessel D. Stelling

Chairman, President & CEO

Yes. Let me take a quick stab and maybe let Kent go again. So we’ve talked about some of the things we do. We know they’ve got expertise in maritime services, in aviation services, some of their HLA products. But Kent, you might talk about other areas. They are — again, they are a strong platform that we’re excited to be able to leverage.

Kent S. Ellert

President, CEO & Director

The due diligence process between our 2 companies did a very good job of illustration of a couple of areas where we’ve conducted business in the past and Synovus probably has and then vice versa. And those synergies feel very good to us. We think about things like senior housing and health care. That’s something our company just didn’t have the resources to be able to reach into, although it’s very deep in the Florida market, as you know. So we think that there’s leverage and opportunity in that. And premium finance, of course, is a very much a specialty practice, which we don’t have on board presently in our platform, so we think it will grow. What I would tell you about the FCB platform in terms of what it brings relative to the kind of leverage you might be thinking about is we have just very deep knowledge of the marketplace and deep knowledge of the names in the marketplace. So where we can come together and say, “This is an asset class we’d be interested in looking at because Synovus has history there, where we may have driven by that opportunity in the past,” we’re going to be able to get those looks for the team. The other thing I would tell you is I’m a 30-year banker. I spent a lot of time in the big bank. We did a lot of mergers. And this, so far, in my opinion, has been the best-in-class experience around cultural fit. And I’m bringing it up at this point in the conversation because around credit, it’s so important. When you go out day 1, all the clients are want to test you and how well your credit teams work together. And this feels very, very good, very complementary and very compatible. And I really have not been in a conversation that says, “Ouf, I can’t believe you guys did that.” And we haven’t felt the same way going the other way. So I think we’ve gotten lucky in the sense of what kind of credit appetites we share.

Operator

The next question comes from Christopher Marinac of FIG Partners.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

Christopher William Marinac

FIG Partners, LLC, Research Division

Kessel, is it fair to say that the real estate concentration of other opportunities you may have looked at just was too high and that, therefore, the more modest real estate is much more palatable on FCB?

Kessel D. Stelling

Chairman, President & CEO

Yes. I mean, that’s a pretty quick synopsis. Most of it, as you know, most of what we’ve seen in high real estate and again with FCB, not only was that not the case, but they had such expertise in the corporate and middle market. So it wasn’t just that it wasn’t focused on one area. We liked a lot of what they did. And that’s kind of unique if you look at banks typically that are smaller. Sometimes their specialties may be in areas that aren’t that attractive. I’m not criticizing others. I’m saying they’re just not that attractive to us. In this case, you had the double benefit of — yes, they weren’t extraordinarily concentrated, and they bring expertise to us that will leverage across the State of Florida.

Christopher William Marinac

FIG Partners, LLC, Research Division

Great. And Kevin, on the IRR calculation, is there any further background on the terminal value or other assumptions like when they did that?

Kevin S. Blair

Executive VP & CFO

Yes. We’ll share that with you offline.

Operator

The next question comes from Jake Civiello of RBC.

Jacob F. Civiello

RBC Capital Markets, LLC, Research Division

I apologize if I missed this, but what percentage of the FCB loan portfolio did you perform due diligence on?

Kevin S. Blair

Executive VP & CFO

We did about 70% of their loans.

Jacob F. Civiello

RBC Capital Markets, LLC, Research Division

Okay. Is that on an absolute number basis or on a dollar value basis?

Kevin S. Blair

Executive VP & CFO

Dollar.

Kessel D. Stelling

Chairman, President & CEO

Dollar amount of portfolio, just a little over 70%.

Kevin S. Blair

Executive VP & CFO

Well, we did a lot of sampling on those smaller loans, heavy sampling in the mortgage company on smaller loans. So it was a pretty — our friends at FCB, well aware it was pretty deep due diligence in

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

there, but it was just to comment on it. It was very — again, as Kessel has mentioned, as Kent has mentioned, I think there’s a lot of compatibility there. Loan policies were very similar. And so that’s — yes, that was the percentage we looked at. We were there quite a while.

Jacob F. Civiello

RBC Capital Markets, LLC, Research Division

Okay. And then just probably last question, are there differences in the compensation structures for the FCB loan officers? Or how do they differ from the Synovus loan officer compensation?

Kessel D. Stelling

Chairman, President & CEO

Yes. In some cases, they certainly are, Jake. We’re comfortable with those compensation practices. We’ve talked with our teams about, over the next year, looking at theirs and ours. And in many cases, by the way, we think theirs are better. And they incent and reward the right behavior, loan production, deposit production, as we do too. Ours are a somewhat complex, and that’s just how big banks’ compensation plans grow over time. But certainly, no incompatibility at all. We’ve looked at their top producers, how they get compensated. We’re big believers in — the top producers need to get well compensated. So no issue there. And just back to due diligence. Kevin mentioned over 70%. And it wasn’t just reverse due diligence with FCB back to us. Our teams agreed early on that this only works if both teams are comfortable with each other because we don’t want to do anything. We’re both very — in the right way, we’re both very proud of what we’ve done and how we’ve built banks and quite frankly, how we take care of our clients. And so there was a robust process both ways to make sure that both sides went in eyes wide open. So that when we come together, as Kent just mentioned, we’re not out telling clients something’s changed. We’re not telling clients we’ve got scale on both sides. We’ve got opportunity. We’ve got more expertise, and we can really make this combination a good one. So I don’t think anybody was offended by the due diligence process, but it was certainly robust both ways.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Kessel Stelling for any closing remarks.

Kessel D. Stelling

Chairman, President & CEO

Well, thank you, and I’ll be brief. And Chris, to you and any others who have questions offline, our team is available all day today and over the coming days, and we’ll do our best if we need to arrange joint calls with the FCB team. I know Kent is very anxious to get back — to be with his team who is hearing this news today. So — but we will certainly — we understand we threw a lot at you. And so we’ll certainly be available for more detailed questions if any of you have.

And so I just want to thank all of you for your interest, for your questions. Since this was our second quarter call, I do want to make sure I thank our Synovus team for the great second quarter, for everything they do that makes this kind of opportunity possible.

And also, although most of them probably aren’t listening, to the FCB team, just to share with them my excitement and our collective excitement here on welcoming them to the Synovus family at the appropriate time. I’m anxious to get to Florida. We’ll let Kent have first crack at it. But our team is clearly excited and really do believe that collectively, we’ll build an environment where all the employees can thrive in a very, very healthy way and just really be glad to be a part of the combined company.

So thank you all for your time. Hope you all have a great day.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

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SYNOVUS FINANCIAL CORP. FQ2 2018 EARNINGS CALL JUL 24, 2018

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